Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CB Bancshares, Inc. Subject Company's Exchange Act File No.: 000-12396

ADVERTISEMENT IN HAWAII NEWSPAPERS:

Mahalo.

On Friday, April 23rd, CB Bancshares and Central Pacific Financial agreed to join together to create Hawaii's premier community bank.

The road leading up to this point was long and, at times, difficult. Along the way, we asked customers, shareholders and employees for help, and each time you responded generously. We offer our thanks for the letters you wrote, the petitions you signed, the testimony you provided and your kind words of support at our branches.

It was our desire to remain an independent bank. But after federal and state regulators approved the merger and Central Pacific significantly raised its offer, our Board concluded that entering into discussions was the right thing to do. These discussions resulted in our belief that our concerns for employees, customers and shareholders would be satisfied.

Now our efforts are focused on making sure that the merger will proceed in a way that will be of the most benefit to all concerned. That process is already underway as the staff of both institutions have begun working together to create a new bank that is not only bigger, but better.

All of us in the CB Bancshares family thank you once again for all you've done.
We look forward to serving you for many years to come.

We're proud to be your neighbors and your friends.

Member FDIC

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI") and other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF's and CBBI's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.